Suite 2500, 605 - 5th Avenue S.W. Calgary, Alberta, Canada T2P 3H5 Tel: (403) 264-9888 Fax: (403) 264-9898 Email: trglobe@trans-globe.com Web: www.trans-globe.com
News From ...

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
WELL RESULTS ON BLOCK S-1, YEMEN AND OPERATIONS UPDATE

Calgary, Alberta, Friday, March 30, 2007 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) (TSX symbol "TGL"; AMEX symbol "TGA") is pleased to announce a new Lam A oil producer at An Nagyah #24 and an operations update.

Block S-1, Republic of Yemen (25% working interest)

An Nagyah #24, which commenced drilling February 25 2007, reached a total measured depth of 2,050 meters and was completed as a producing oil well after flowing at an initial rate of 2,252 barrels of light (43 degree API) oil per day and 0.6 million cubic feet of gas per day at a flowing pressure of 400 psi on a 48/64 inch choke. The An Nagyah #24 well was drilled 791 meters horizontally in the Lam A sandstone reservoir. The well will be placed on production through a pipeline connected to the An Nagyah facilities.

The drilling rig is currently drilling An Nagyah #25 as a Lam A vertical gas injection well on the western side of the main An Nagyah pool.

The An Nagyah #25 gas injector is an integral part of the project to inject natural gas from the An Naeem pool into the western portion of the An Nagyah Lam A pool. The planned gas injection will provide additional pressure support in the western portion of the field to improve production performance and increase recoverable reserves. Gas injection is expected to commence during the second half of 2007, after the 25 kilometer pipeline from An Naeem to the An Nagyah central production facility (“CPF”) is completed. The completion of the first phase of the An Nagyah CPF in May will allow increased production from An Nagyah as well as recovery of condensate from the injected gas. Condensate is blended with the produced oil and will increase oil sales.

Block 32, Republic of Yemen (13.81% working interest)

The Block 32 joint venture group has secured an additional drilling rig for a three well program which will be assigned to development drilling on the Godah field. It is expected drilling will commence at Godah #5 in mid April and follow on with Godah #6 and #7. Successful wells can be brought on to production immediately, utilizing the Godah facility and recently completed pipeline to the Tasour CPF.

Nuqra Block, Egypt (50 % working interest)

The Narmer #1 exploration well commenced drilling on March 24. This well is targeting an unrisked gross 10 million barrel Jurassic prospect at approximately 2,400 meters. Drilling costs before completion work are estimated at $3.3 million (gross). Contingent upon the results of Narmer #1, a third well at West Narmer #1 is planned.

About TransGlobe Energy Corporation

TransGlobe Energy is an oil and gas producer with proved reserves and production operations in The Republic of Yemen and in Alberta, Canada. TransGlobe has an active exploration and development program planned for 2007 in The Republic of Yemen, the Arab Republic of Egypt and in Canada. The Company owns working interests in more than 6.8 million acres across their operating regions. In 2006, the Company set new records for total proved reserves and annual production. Calgary-based, TransGlobe Energy’s common shares trade as “TGL” on the Toronto Stock Exchange and “TGA” on the American Stock Exchange.

Continued

Cautionary Statement:
This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
s/s David Ferguson	- or -
Lloyd W. Herrick, Vice President & C.O.O.

David C. Ferguson	Executive Offices:
Vice President Finance & C.F.O.	#2500, 605 – 5th Avenue, S.W.,
Calgary, AB T2P 3H5

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com